SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

23ANDME HOLDING CO.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

90138Q 108

(CUSIP Number)

ABEEC 2.0, LLC

171 Main Street, Suite 259

Los Altos, California 94022

THE ANNE WOJCICKI REVOCABLE TRUST U/A/D 9/2/09, AS AMENDED AND RESTATED

Trustee Anne Wojcicki

171 Main Street, Suite 259

Los Altos, California 94022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

1.	Names of Reporting Persons ABeeC 2.0, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 98,633,827 (1)(2)(3) (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 98,633,827 (1)(3) (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 98,633,827 (3) (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 24.3% (4)
14.	Type of Reporting Person OO

(1)

The ANNE WOJCICKI REVOCABLE TRUST U/A/D 9/2/09, AS AMENDED AND RESTATED (the “Trust”) is the sole member of ABeeC 2.0, LLC (the “LLC”) and Anne Wojcicki is the sole trustee of the Trust. Accordingly, the LLC, the Trust, and Ms. Wojcicki have shared power to vote and dispose, or direct the disposition, of 98,633,827 shares of the Class B common stock, par value $0.0001 per share (the “Class B Common Stock”) of 23andMe Holding Co. (the “Issuer”) held by the LLC.

(2)	The LLC is manager-managed and the manager from time to time may exercise voting power with respect to the share of Class B Common Stock held by the LLC.
(3)

Represents shares of the Issuer’s Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) that may be obtained upon the conversion of shares of Class B Common Stock held by the reporting persons. Class B Common Stock, which is not registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is convertible into shares of Class A Common Stock on a share-for-share basis.

(4)

Based upon (a) 92,655,484 shares of Class A Common Stock and (b) 313,759,355 shares of Class B Common Stock that were outstanding as of June 16, 2021, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on June 21, 2021.

1.	Names of Reporting Persons THE ANNE WOJCICKI REVOCABLE TRUST U/A/D 9/2/09, AS AMENDED AND RESTATED
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 98,633,827 (1)(2)(3) (see Item 5) 9
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 98,633,827 (1)(2) (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 98,633,827 (3) (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 24.3% (4)
14.	Type of Reporting Person OO

(1)   Represents shares of Class B Common Stock held by LLC. The Trust is the sole member of the LLC and Ms. Wojcicki is the sole trustee of the Trust. Accordingly, the LLC, the Trust, and Ms. Wojcicki have shared power to vote and dispose, or direct the disposition, of 98,633,827 shares of the Class B Common Stock held by the LLC.

(2)   The LLC is manager-managed and the manager from time to time may exercise voting power with respect to the share of Class B Common Stock held by the LLC.

(3)   Represents shares of the Issuer’s Class A Common Stock that may be obtained upon the conversion of shares of Class B Common Stock held by the reporting persons. The Class B Common Stock, which is not registered under the Exchange Act, is convertible into shares of Class A Common Stock on a share-for-share basis.

(4)   Based upon (a) 92,655,484 shares of Class A Common Stock and (b) 313,759,355 shares of Class B Common Stock that were outstanding as of June 16, 2021, as disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on June 21, 2021.

1.	Names of Reporting Persons Anne Wojcicki
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 101,133,827 (1)(2)(3)(4)(5) (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 101,133,827 (1)(2)(4)(5) (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 101,133,827 (1)(5) (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 24.9% (6)
14.	Type of Reporting Person IN

(1)

Includes indirect beneficial ownership of (a) 98,633,827 shares of Class B Common Stock held by the LLC and (b) 2,500,000 shares of Class A Common Stock held by The Anne Wojcicki Foundation (“AWF”), for which Ms. Wojcicki disclaims beneficial ownership except to the extent of her pecuniary interest therein.

(2)

The Trust is the sole member of the LLC and Ms. Wojcicki is the sole trustee of the Trust. Accordingly, the LLC, the Trust, and Ms. Wojcicki have shared power to vote and dispose, or direct the disposition, of 98,633,827 shares of the Class B Common Stock held by the LLC.

(3)	The LLC is manager-managed and the manager from time to time may exercise voting power with respect to the share of Class B Common Stock held by the LLC.
(4)	Ms. Wojcicki, as the President and Chairman of the Board of AWF, has shared power to vote and dispose, or direct the disposition, of 2,500,000 shares of Class A Common Stock held by AWF.
(5)

Includes 98,633,827 shares of the Class A Common Stock that may be obtained upon the conversion of shares of Class B Common Stock held by the reporting persons. Class B Common Stock, which is not registered under the Exchange Act, is convertible into shares of Class A Common Stock on a share-for-share basis.

(6)

Based upon (a) 92,655,484 shares of Class A Common Stock and (b) 313,759,355 shares of Class B Common Stock that were outstanding as of June 16, 2021, as disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on June 21, 2021.

ITEM 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) of 23andMe Holding Co., a Delaware corporation (the “Issuer”). The Issuer also has outstanding Class B common stock, par value $0.0001 per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). Shares of Class B Common Stock, which are not registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), are convertible into shares of Class A Common Stock on a share-for-share basis. Accordingly, ownership of Class B Common Stock represents beneficial ownership of the Class A Common Stock into which it could be converted.

The Issuer’s principal executive offices are located at 223 N. Mathilda Avenue, Sunnyvale, California 94086.

ITEM 2.	Identity and Background.

(a) This Schedule 13D is being filed on behalf of each of the following persons (collectively, the “Reporting Persons” and, individually, a “Reporting Person”):

(1) ABeeC 2.0, LLC (the “LLC”);

(2) THE ANNE WOJCICKI REVOCABLE TRUST U/A/D 9/2/09, AS AMENDED AND RESTATED (the “Trust”), as the sole member of the LLC; and

(3) Anne Wojcicki, sole trustee of the Trust.

(b) The business address for each Reporting Person is as follows:

(1) LLC:            171 Main Street, Suite 259

           Los Altos, California 94022

(2) Trust:            171 Main Street, Suite 259

            Los Altos, California 94022

(3) Anne Wojcicki:     171 Main Street, Suite 259

                       Los Altos, California 94022

(c) Present Principal Occupation or Employment:

(1) LLC: Not applicable

(2) Trust: Not applicable

(3) Anne Wojcicki: Chief Executive Officer and Director of Issuer

(d) During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship/Place of Organization:

(1) LLC: Delaware

(2) Trust: California

(3) Anne Wojcicki: United States

ITEM 3.	Source and Amount of Funds or Other Consideration.

With the exception of the 2,500,000 shares of Class A Common Stock held by The Anne Wojcicki Foundation (“AWF”), all of the securities reported herein as beneficially owned by the Reporting Persons were acquired pursuant to the transactions contemplated by that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of February 4, 2021, by and among the Issuer (f/k/a VG Acquisition Corp. (“VGAC”)), Chrome Merger Sub, Inc., a Delaware corporation and wholly owned direct subsidiary of VGAC (“Merger Sub”), and 23andMe, Inc., a Delaware corporation (“23andMe”), as subsequently amended by that certain First Amendment to the Merger Agreement, dated as of February 13, 2021 (the “First Amendment”), and that certain Second Amendment to the Merger Agreement, dated as of March 25, 2021 (the “Second Amendment”).

On June 16, 2021 (the “Closing Date”), VGAC filed a notice of deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and filed a certificate of incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which VGAC was domesticated and continued as a Delaware corporation, changing its name to “23andMe Holding Co.” (the “Domestication”).

As a result of and upon the effective time of the Domestication, among other things, (1) each of the then issued and outstanding shares of Class A ordinary shares, par value $0.0001 per share, of VGAC (the “VGAC Class A ordinary shares”), and Class B ordinary shares, par value $0.0001 per share, of VGAC, automatically converted, on a one-for-one basis, into shares of Class A Common Stock; (2) each of the then issued and outstanding warrants of VGAC (the “VGAC warrants”) automatically converted into a warrant to acquire one share of Class A Common Stock (the “Warrants”); and (3) each of the then issued and outstanding units of VGAC that had not been previously separated into the underlying VGAC Class A ordinary shares and underlying VGAC warrants upon the request of the holder thereof, were canceled and entitled the holder thereof to one share of Class A Common Stock and one-third of one Warrant.

On the Closing Date, the Issuer consummated the merger transaction contemplated by the Merger Agreement, whereby Merger Sub merged with and into 23andMe, the separate corporate existence of Merger Sub ceased and 23andMe became the surviving corporation and a wholly owned subsidiary of the Issuer (the “Merger” and, together with the Domestication, the “Business Combination”).

Immediately prior to the effective time of the Merger, each share of 23andMe preferred stock, which consisted of the shares of (i) Series A preferred stock, par value $0.00001 per share, of 23andMe, (ii) Series B preferred stock, par value $0.00001 per share, of 23andMe, (iii) Series C preferred stock, par value $0.00001 per share, of 23andMe, (iv) Series D preferred stock, par value $0.00001 per share, of 23andMe, (v) Series E preferred stock, par value $0.00001 per share, of 23andMe, (vi) Series F preferred stock, par value $0.00001 per share, of 23andMe, and (vii) Series F-1 preferred stock, par value $0.00001 per share, of 23andMe, converted into one share of Class B common stock, par value $0.00001 per share, of 23andMe (the “23andMe Class B Common Stock”) (such converted shares, the “23andMe Converted Preferred Shares”).

As a result of and upon the closing of the Business Combination (the “Closing”), among other things, (i) each share of Class A common stock, par value $0.00001 per share, of 23andMe (“23andMe Class A Common Stock”) (other than dissenting shares) was canceled and converted into the right to receive the applicable portion of the merger consideration comprised of shares of Class A Common Stock, as determined pursuant to the Share Conversion Ratio (as defined below), (ii) each share of 23andMe Class B Common Stock, including the 23andMe Converted Preferred Shares, was canceled and converted into the right to receive the applicable portion of the merger consideration comprised of Class B Common Stock, as determined pursuant to the Share Conversion Ratio, and (iii) each restricted stock unit and outstanding option to purchase 23andMe Class A Common Stock and 23andMe Class B Common Stock (whether vested or unvested) was assumed by the Issuer and converted into comparable restricted stock units and options that are exercisable for shares of Class A Common Stock, as applicable, with a value determined in accordance with the Share Conversion Ratio (and, with regard to options that are intended to qualify as “incentive stock options” under Section 422 of the Internal Revenue Code, in a manner compliant with Section 424(a) of the Internal Revenue Code). The “Share Conversion Ratio” is equal to 2.293698.

The foregoing description does not purport to be complete and is qualified in its entirety by the full texts of the Merger Agreement, the First Amendment, and the Second Amendment, which are Exhibits 1, 2, and 3 to this Schedule 13D, respectively, and are incorporated herein by reference.

Effective upon the Closing, 43,002,095 shares of 23andMe Class B Common Stock held by the LLC were canceled and converted into 98,633,827 shares of the Issuer’s Class B Common Stock.

The 2,500,000 shares of Class A Common Stock held by AWF were acquired in connection with a PIPE investment, in which certain investors collectively subscribed for 25,000,000 shares of Class A Common Stock at $10.00 per share for aggregate gross proceeds of $250,000,000 (the “PIPE Investment”). Accordingly, pursuant to that certain Subscription Agreement, by and among VGAC and AWF, dated as of February 3, 2021 (the “Subscription Agreement”), AWF subscribed for 2,500,000 shares of Class A Common Stock at $10.00 per share. The PIPE Investment was consummated substantially concurrently with the Closing and AWF was issued 2,500,000 shares of Class A Common Stock.

The foregoing description of the PIPE Investment does not purport to be complete and is qualified in its entirety by the full text of the form of Subscription Agreement, which is Exhibit 4 to this Schedule 13D and is incorporated herein by reference.

ITEM 4.	Purpose of the Transaction.

The information set forth in Item 3 of this Schedule 13D is incorporated into this Item 4 by reference.

Ms. Wojcicki serves as a member of the Issuer’s Board of Directors and as its Chief Executive Officer. In such capacity, Ms. Wojcicki may have influence over the corporate activities of the Issuer, including activities that may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Except as described herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons reserve the right to formulate in the future plans or proposals which may relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4.

The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional shares of Class A Common Stock, Class B Common Stock, or other securities of the Issuer, dispose of some or all of the shares of Class A Common Stock, Class B Common Stock, or other securities of the Issuer that they may own from time to time, in each case in open market or private transactions, block sales or otherwise or pursuant to ordinary stock exchange transactions effected through one or more broker-dealers whether individually or utilizing specific pricing or other instructions (including by means of Rule 10b5-1 programs).

ITEM 5.	Interest in Securities of Issuer.

(a) The LLC is the record and beneficial owner of 98,633,827 shares of the Issuer’s Class B Common Stock, which may be converted into the same number of shares of Class A Common Stock, representing beneficial ownership of 31.44% of outstanding Class B Common Stock and 24.27% of the aggregate outstanding Common Stock, respectively.

The Trust is the sole member of the LLC and therefore may be deemed to beneficially own the 98,633,827 shares of Class B Common Stock held by the LLC, which may be converted into the same number of shares of Class A Common Stock, representing beneficial ownership of 31.44% of the Class B Common Stock and 24.27% of the aggregate outstanding Common Stock, respectively.

Ms. Wojcicki is the sole trustee of the Trust and the President and Chairman of the Board of AWF. Accordingly, Ms. Wojcicki may be deemed the beneficial owner of an aggregate of 101,133,827 shares of Common Stock (consisting of 98,633,827 shares of Class B Common Stock held by the LLC, which may be converted into the number of shares of Class A Common Stock, and 2,500,000 shares of Class A Common Stock held by AWF), representing beneficial ownership of 31.44% of the Class B Common Stock, 2.70% of Class A Common Stock, and 24.88% of the aggregate outstanding Common Stock, respectively; provided, however, the foregoing amounts include Ms. Wojcicki’s indirect ownership of (i) 98,633,827 shares of Class B Common Stock held by the LLC and (ii) 2,500,000 shares of Class A Common Stock held by AWF, for which Ms. Wojcicki disclaims beneficial ownership except to the extent of her pecuniary interest therein.

The percentages in this Item 5 are based upon (A) 92,655,484 shares of Class A Common Stock and (B) 313,759,355 shares of Class B Common Stock that were outstanding as of June 16, 2021, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on June 21, 2021.

By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Exchange Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the securities of the Company beneficially owned by members of the group as a whole. The filing of this Statement on Schedule 13D shall not be construed as an admission that the Reporting Persons beneficially own those securities held by another member of such group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) The LLC, the Trust (as the sole member of LLC), and Ms. Wojcicki (as the sole trustee of the Trust) have shared power to vote and dispose, or direct the disposition, of 98,633,827 shares of the Class B Common Stock held by the LLC. Additionally, the LLC is manager-managed and the manager from time to time may exercise voting power with respect to the shares of Class B Common Stock held by the LLC.

Ms. Wojcicki, as the President and Chairman of the Board of AWF, has shared power to vote and dispose, or direct the disposition, of 2,500,000 shares of Class A Common Stock held by AWF. AWF is a 501(c)(3) non-profit organization; its address is 171 Main Street, Suite 259, Los Altos, California 94022. During the last five years, AWF has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, AWF has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been and is not, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(c) There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons, except as described in this Schedule 13D.

(d) None.

(e) Not Applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 3 of this Schedule 13D is incorporated into this Item 6 by reference.

In connection with the Business Combination, the Issuer, VG Acquisition Sponsor LLC (the “Sponsor”) and certain stockholders of the Issuer, including the LLC (the “RRA Stockholders” and, together with the Sponsor, the “RRA Parties”), entered into the Amended and Restated Registration Rights Agreement, dated as of June 16, 2021 (the “Registration Rights Agreement”), pursuant to which the RRA Parties are entitled to registration rights in respect of certain shares of Class A Common Stock and certain other equity securities of the Issuer that are held by the RRA Parties from time to time. The foregoing description does not purport to be complete and is qualified in its entirety by the full text of the Registration Rights Agreement, which is Exhibit 5 to this Schedule 13D, and is incorporated herein by reference.

Effective upon the Closing, the Issuer entered into an indemnification agreement (the “Indemnification Agreement”) with each of its directors and executive officers, including Ms. Wojcicki. The Indemnification Agreement provides for indemnification and advancements by the Issuer of certain expenses and costs, if the basis of the indemnitee’s involvement was by reason of the fact that the indemnitee is or was a director, officer, employee, or agent of the Issuer or any of its subsidiaries or was serving at the Issuer’s request in an official capacity for another entity, to the fullest extent permitted by the laws of the state of Delaware. The foregoing description does not purport to be complete and is qualified in its entirety by the full text of the form of Indemnification Agreement, which is Exhibit 6 to this Schedule 13D, and is incorporated herein by reference.

In her capacity as an executive officer of the Issuer, Ms. Wojcicki may be entitled to receive equity compensation, including stock option or other equity awards, pursuant to the Issuer’s 2021 Incentive Equity Plan (the “Incentive Equity Plan”), which became effective upon the Closing. The description of the Incentive Equity Plan set forth in the section entitled “Incentive Equity Plan Proposal” beginning on page 136 of the final prospectus and definitive proxy statement, dated May 14, 2021 (the “Proxy Statement/Prospectus”), and filed with the SEC, as amended and restated by the supplement to the Proxy Statement/Prospectus filed by VGAC on May 21, 2021, is incorporated herein by reference. The foregoing description does not purport to be complete and is qualified in its entirety by the full text of the Incentive Equity Plan, which is Exhibit 7 to this Schedule 13D, and is incorporated herein by reference.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit 1	Agreement and Plan of Merger, by and among VG Acquisition Corp., Chrome Merger Sub, Inc., and 23andMe, Inc., dated as of February 4, 2021 (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K (File No. 001-39587), filed with the SEC on February 4, 2021).

Exhibit 2	First Amendment to the Agreement and Plan of Merger, by and among VG Acquisition Corp., Chrome Merger Sub, Inc., and 23andMe, Inc., dated as of February 13, 2021 (incorporated by reference to Exhibit 2.2 to the Issuer’s Registration Statement on Form S-4 (File No. 333-254772), filed with the SEC on May 13, 2021).

Exhibit 3	Second Amendment to the Agreement and Plan of Merger, by and among VG Acquisition Corp., Chrome Merger Sub, Inc., and 23andMe, Inc., dated as of March 25, 2021 (incorporated by reference to Exhibit 2.3 to the Issuer’s Registration Statement on Form S-4/A (File No. 333-254772), filed with the SEC on May 13, 2021).

Exhibit 4	Form of Subscription Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K (File No. 001-39587), filed with the SEC on February 4, 2021).

Exhibit 5	Amended and Restated Registration Rights Agreement, by and among 23andMe Holding Co., VG Acquisition Sponsor LLC, and certain stockholders party thereto, dated as of June 16, 2021 (incorporated by reference to Exhibit 10.4 of the Issuer’s Current Report on Form 8-K (File No. 001-39587), filed with the SEC on June 21, 2021).

Exhibit 6	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-4/A (File No. 333-254772), filed with the SEC on May 13, 2021).

Exhibit 7	23andMe Holding Co. 2021 Incentive Equity Plan (incorporated by reference to Exhibit 10.5 of the Issuer’s Current Report on Form 8-K (File No. 001-39587), filed with the SEC on June 21, 2021).

Exhibit 8	Joint Filing Agreement, by and among ABeeC 2.0, LLC, THE ANNE WOJCICKI REVOCABLE TRUST U/A/D 9/2/09, AS AMENDED AND RESTATED, and Anne Wojcicki, dated as of June 24, 2021.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Schedule 13D is true, complete, and correct.

Dated: June 25, 2021

ABeeC 2.0, LLC

By:	/s/ Beth Maxwell-Lyons
Name: Beth Maxwell-Lyons
Title: Manager

THE ANNE WOJCICKI REVOCABLE TRUST U/A/D 9/2/09, AS AMENDED AND RESTATED

By:	/s/ Anne Wojcicki
Name: Anne Wojcicki
Title: Trustee

/s/ Anne Wojcicki
Anne Wojcicki